3/24/2004

SEC 04017545 COMMISSION 9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52995

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FENB SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

18645 E. Gale Ave. Suite 230
(No. and street)

City of Industry (City) California (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Tien (626) 363-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 155 SECTION

OATH OR AFFIRMATION

I, Joseph Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to FENB Securities, Inc. as of December 31, 2003 and for the year then ended are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

SHAOING L. CHANG
Commission # 1350910
Notary Public - California
Los Angeles County
My Comm. Expires Apr 12, 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Shareholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 .
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

FENB SECURITIES, INC.
(SEC I.D. No. 8-52995)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2003 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
FENB Securities, Inc.

We have audited the following financial statements of FENB Securities, Inc. (the "Company") for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of FENB Securities, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, of FENB Securities, Inc. as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2004

FENB SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 1,353,673
Commissions receivable	49,383
Property, net of accumulated depreciation of $11,723	312,587
Deferred tax asset	36,155
Deposit with clearing organization	100,000
Other assets	38,013
TOTAL	$ 1,889,811

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 40,848
Accounts payable and accrued liabilities	164,628
Due to Parent	613,055
Total liabilities	818,531
COMMITMENTS AND CONTINGENCIES (Note 7)	
SHAREHOLDER'S EQUITY:	
Common stock, $10 par value—2,500 shares issued and outstanding	25,000
Additional paid-in capital	679,523
Retained earnings	366,757
Total shareholder's equity	1,071,280
TOTAL	$ 1,889,811

See accompanying notes to financial statements.

FENB SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Annuity commissions	$3,073,926
Securities and mutual fund commissions	430,092
Other revenue	1,076
Total revenues	3,505,094
EXPENSES:	
Salaries, commissions and benefits	1,504,868
Referral fees	408,259
Professional fees	193,804
Communications and data processing	132,984
General and administrative	108,128
Occupancy	83,740
Clearing and execution fees	19,965
Depreciation	18,864
Equipment rental and maintenance repair	9,533
Total expenses	2,480,145
INCOME BEFORE PROVISION FOR INCOME TAXES	1,024,949
PROVISION FOR INCOME TAXES	432,300
NET INCOME	$ 592,649

See accompanying notes to financial statements.

FENB SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 592,649
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,864
Deferred income tax benefit	(27,888)
Changes in assets and liabilities:	
Commissions receivable	37,634
Other assets	(37,967)
Commissions payable	20,058
Accounts payable and accrued liabilities	129,949
Due to Parent	448,347
Net cash provided by operating activities	1,181,646
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(309,936)
Proceeds from sale of assets	11,841
Net cash used in investing activities	(298,095)
NET INCREASE IN CASH	883,551
CASH—Beginning of year	470,122
CASH—End of year	$ 1,353,673

See accompanying notes to financial statements.

FENB SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In	Retained	Shareholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE—January 1, 2003	2,500	$ 25,000	$ 676,163	$ (225,892)	$ 475,271
Net income			3,360	592,649	596,009
BALANCE—December 31, 2003	2,500	$ 25,000	$ 679,523	$ 366,757	$ 1,071,280

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FENB Securities, Inc. (the "Company"), a California corporation, was established as a wholly owned subsidiary of Far East National Bank (the "Parent"). The Parent, in turn, is owned by SinoPac Bancorp, a wholly owned subsidiary of Bank SinoPac of Taiwan (the "Affiliated Bank"). The Company commenced operations on July 1, 2001 after registering as a broker-dealer under the Securities Exchange Act of 1934. On January 15, 2004, 100% of the common stock of the Company was sold by the Parent to SinoPac Bancorp for $1,250,000, which was the fair market value as determined by a third-party appraiser

As a member of the National Association of Securities Dealers, Inc., the Company engages in securities brokerage and the sale of securities and insurance products, such as mutual funds and fixed and variable annuities. In addition, the Company also sells insurance products not registered with the Securities and Exchange Commission ("SEC") to non-U.S. citizens.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for brokers and dealers of securities.

Cash—Cash consists primarily of cash in a non-interest-bearing account.

Commissions Receivable and Payable—Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Property—Property, which consists of computer equipment, furniture and fixtures and software, is recorded at cost and depreciated over the estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Long-Lived Assets—In the event that facts and circumstances indicate that computer equipment, furniture and fixtures and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to be determined if a write-down is necessary.

Securities Transactions—Securities transactions for the accounts of the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities and annuity transactions are recorded on a trade-date basis.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis.

Deposit with Clearing Organizations—The Company is required to maintain a reserve balance with its main clearing agent in order to conduct securities transactions. A reserve balance of $100,000 is maintained with this clearing agent at December 31, 2003.

Income Taxes—The Company is included in the consolidated federal income tax and the California franchise tax returns filed by its Parent. The Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's balance sheet or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Comprehensive Income—There are no difference between comprehensive income and net income on the accompanying statement of income.

Use of Estimates—The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY

The components of property—net as of December 31, 2003 are as follows:

Computer equipment and software	$ 322,769
Furniture and fixtures	1,541
Total	324,310
Accumulated depreciation	(11,723)
Property—net	$ 312,587

4. RELATED PARTY TRANSACTIONS

The Company maintains registered representatives in branches of the Parent. The Company entered into a Compensation for Services agreement (the "fee schedule") with the Parent, whereby the Parent would provide certain corporate support services such as the processing of accounting data, human resources services, network and system support, and application maintenance. Under the terms of the fee schedule, the Parent will act as an independent contractor to provide various services to the Company. Expenses incurred under the fee schedule are recorded by the Company predominantly in general and administrative, equipment rental and maintenance repair, and professional fees in the statement of income. In addition to the fee schedule, the Company also paid $63,318 in rent to the Parent for the year ended December 31, 2003.

At December 31, 2003, the Company owed $613,055 to the Parent. Such amounts are non-interest bearing and payable upon demand.

The Company also incurred approximately $408,000 in referral fees from the sales of annuities to customers referred to the Company by the Affiliated Bank. The referral fee represents 15% of the total commissions earned from referred customers. Commissions earned under this referral arrangement were approximately $2,700,000 for the year ended December 31, 2003.

During 2003, the Company transferred assets with a net book value of $8,481 to the Parent for $11,841; the excess amount received over net book value of $3,360 was recorded as additional paid-in capital.

5. EMPLOYEE BENEFIT PLAN

The Company participates with the Parent and certain affiliates in a 401(k) defined contribution plan in which all employees of the Company may elect to enroll at the beginning of each month, provided that they have been employed for at least three months prior to the enrollment date and have reached the age of 21. Employees may contribute up to 15% of their annual salary, with the Company matching up to 3% of the employee's contribution. The Company contributed $17,873 to the plan for the year ended December 31, 2003.

6. INCOME TAXES

For the year ended December 31, 2003, the provision for income taxes was $432,300, which consists of current federal and state income tax expenses of $324,000 and $108,300, respectively, and has a federal deferred tax benefit of $36,842 and state deferred tax liability of $687. The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of state income taxes. The deferred tax asset at December 31, 2003 consists primarily of the federal tax benefit of California franchise taxes.

Realization of this deferred tax asset is contingent upon future taxable earnings. The deferred tax asset is expected to be fully utilized; therefore, no valuation allowance is deemed necessary as of December 31, 2003.

There were no income taxes paid to the Parent by the Company in 2003.

7. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contractual amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Future minimum rental commitments as of December 31, 2003 for all noncancelable operating leases are as follows:

	Premises	Office Equipment	Total Lease Commitment
2004	$ 44,585	$ 6,452	$ 51,037
2005	96,992	6,452	103,444
2006	96,992	6,452	103,444
2007	96,992	6,452	103,444
2008	96,992		96,992

In addition to rent expense paid to the Parent, the Company also incurred rent expense of $4,171 in 2003 from a noncancelable lease. This amount is included in occupancy expense in the statement of income.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital.

At December 31, 2003, the Company had net capital of $684,525, which was $629,956 in excess of the amount required to be maintained, and the ratio of aggregate indebtedness to net capital was 1.20 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

* * * * * *

FENB SECURITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL—Total shareholder's equity from the statement of financial condition	$ 1,071,280
DEDUCTIONS—Nonallowable assets included in the statement of financial condition:	
Furniture and equipment	312,587
Deferred tax asset	36,155
Other assets	38,013
Total	386,755
NET CAPITAL	$ 684,525

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$ 818,531
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.20 to 1
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 54,569
EXCESS NET CAPITAL	$ 629,956

Note: There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part II, as of December 31, 2003.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
FENB Securities, Inc.

In planning and performing our audit of the financial statements of FENB Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2004